Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-156118

Offering Summary Subject to Completion, Dated June 26, 2009

(Related to the Pricing Supplement No. 66 (to Prospectus and Prospectus Supplement each dated December 15, 2008), Subject to Completion, Dated June 26, 2009)

THIS OFFERING SUMMARY REPRESENTS A SUMMARY OF THE TERMS AND CONDITIONS OF THE NOTES.  WE ENCOURAGE YOU TO READ THE PRELIMINARY PRICING SUPPLEMENT AND ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS RELATED TO THIS OFFERING.

Two Year 90% Principal Protected Gold Linked Notes Due July [  ], 2011

Issuer	AB SVENSK EXPORTKREDIT

Aggregate Principal Amount	$[ ]

Issue Price	[ ]% of the principal amount of each note.

Issuer Ratings	AA+/Aa1 (S&P/Moody’s), subject to change during the term of the notes.

Pricing Date	July [ ], 2009, but if that day is not a Commodity Business Day or is a Disrupted Day with respect to gold, then the next Commodity Business Day that is not a Disrupted Day.

Strike Date	Same as Pricing Date.

Issue Date	Three Payment Business Days after the Pricing Date.

Maturity Date	July [ ], 2011

Valuation Date	Five Commodity Business Days prior to the Maturity Date.

Interest Rate	The notes do not bear periodic interest.

Principal Protection	90% of principal protection only if held to maturity.

Payment at Maturity	For each $1,000 note, $900 plus a Supplement Return Amount, which may be positive or zero.

Supplement Return Amount	For each $1,000 note, $1,000 multiplied by the Underlying Return, provided that the Underlying Return will not be less than zero, otherwise $0.

Underlying Return	(Ending Level – Starting Level) / (Starting Level), subject to a maximum of [ ]%.

Starting Level

$[    ], the Afternoon Gold Fixing Price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (“LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and displayed on Reuters Page “GOFO” and Bloomberg Screen “GOLDLNPM <INDEX>”, or any successor page, on the Pricing Date.

Ending Level

The Afternoon Gold Fixing Price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and displayed on Reuters Page “GOFO” and Bloomberg Screen “GOLDLNPM <INDEX>”, or any successor page, on the Valuation Date.

Denominations	The notes will be issued in denominations of $1,000 and in integral multiples in excess thereof.

CUSIP Number	00254EJC7

Trustee	The Bank of New York Mellon Trust Company, N.A., successor in interest to J.P. Morgan Trust Company, National Association.

Calculation Agent	Citibank, N.A.

Tax Redemption

We cannot redeem the notes prior to maturity unless, due to the imposition by Sweden or one of its taxing authorities of any tax, assessment or governmental charge subsequent to the date of the issuance of the notes, we would become obligated to pay additional amounts.  If such an imposition occurs, we may at our option redeem all but not less than all the notes by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice.  In such event, the redemption price will be equal to the arithmetic average of the bid and ask prices of the notes on the fifth Payment Business Day prior to the redemption date, as determined by the Calculation Agent in good faith and in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on us and the holders of the notes).

Underwriting Discount

[0.00]%.  However, it is possible that Citigroup Global Markets Inc. may profit from expected hedging activity related to this offering, even if the value of the notes declines.  You should refer to “Key Risk Factors” below and “Risk Factors” and “Plan of Distribution” in the preliminary pricing supplement related to this offering for more information.

Sales Commission Earned

$[ ] to $[ ] (to be determined on the Pricing Date) per note for each note sold by a Financial Advisor employed by Citigroup Global Markets Inc. and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets Inc.

Sales Concession Granted

Not to exceed $[ ] to $[ ] (to be determined on the Pricing Date) per note for each note sold by a dealer, including Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets Inc.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering summary relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc. by calling toll-free 1-877-858-5407.

Key Risk Factors for the Notes

The following summarizes certain key risk factors related to an investment in the notes.  You should refer to “Risk Factors” in the preliminary pricing supplement related to this offering for additional information.

You may lose a portion of your investment if the price of gold appreciates by less than 10% or declines.

The amount of the maturity payment will depend on the gold price return, which is the percentage change of the price of gold from the Pricing Date to the Valuation Date. You will receive at maturity at least the principal amount of the notes you then hold only if the gold price return is equal to or greater than 10%. If the gold price return is less than 10%, the amount you receive at maturity will be less than the principal amount of your notes and could be as low as $900 for each note you hold, in which case your investment in the notes will result in a loss. This will be true even if the price of gold exceeds the Starting Level by more than 10% at one or more times during the term of the notes, but the Ending Level on the Valuation Date is less than 110% of the Starting Level.

The Supplement Return Amount will be offset by 10%.

The amount you receive at maturity will be determined by adding the Supplement Return Amount, if any, to 90%, not 100%, of the principal amount of the notes. Even though the Supplement Return Amount could be as much as [ ]% of a direct investment in the price of gold, the Supplement Return Amount, if any, will be offset by an amount equal to 10% of the principal amount of the notes, or $100 for each $1,000 principal amount of notes.

The notes are a speculative investment.

The notes are speculative in nature and involve a high degree of risk.  The notes are financial instruments that are suitable only for sophisticated investors.  Accordingly, you should consult your own financial and legal advisors as to the risk entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  For further information, see “Risks Associated with Indexed Notes” in the prospectus supplement.

Any appreciation of your investment in the notes will be limited.

Because the Supplement Return Amount on the notes will be capped at [  ]% of the principal amount of the notes, the maximum amount, including principal, you could receive at maturity is $[     ] per note. Thus, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the price of gold and not subject to a cap.

You will not receive any periodic payments on the notes.

You will not receive any periodic interest payments or any other periodic payments on the notes.

No principal protection unless you hold the notes to maturity

You will be entitled to receive at least 90% of the principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate and, because the notes are not fully principal-protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity.

Certain activities conducted by us, Citigroup Global Markets Inc., Citibank, N.A. and their affiliates may conflict with your interests as a holder of the notes.

We may hedge our exposure to the notes, and Citigroup Global Markets Inc., Citibank, N.A. or their affiliates may hedge their exposure to the notes by entering into various transactions.  We, Citigroup Capital Markets Inc., Citibank, N.A. or their affiliates may adjust these hedges at any time and from time to time and could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

Citigroup Global Markets Inc., Citibank, N.A. or their affiliates may also engage in trading for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers relating to gold.  Any of these activities by Citigroup Global Markets Inc., Citibank, N.A. or their affiliates could adversely affect the price of gold—directly or indirectly— and, therefore, the market value of your notes and the amount we will pay on your notes.

We may also issue, and Citigroup Global Markets Inc., Citibank, N.A. or their affiliates may also issue or underwrite, other securities or financial or derivative instruments indexed to gold, which might compete with the notes.  By introducing competing products into the marketplace in this manner, we, Citigroup Global Markets Inc., Citibank, N.A. or their affiliates could adversely affect the market value of your notes and the amount we pay on the notes at maturity.  To the extent that Citigroup Global Markets Inc., Citibank, N.A. or their affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

The notes may not have an active trading market.

The notes are a new issue of securities with no established trading market.  The notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for the notes.  Citigroup Global Markets Inc. currently intends to make a market in the notes, but is not obligated to do so and may discontinue market making at any time without notice.  Even if a secondary market for the notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the differences between bid and ask prices for the notes in any secondary market could be substantial.  Investors seeking to liquidate positions in the notes prior to mandatory redemption or maturity of the notes may receive substantially less than their original purchase prices, as 90% of the principal amount of the notes is protected only at maturity.

Inclusion of commissions and projected profit from hedging is likely to adversely affect secondary market prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets Inc. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

The value or quoted price of the notes at any time, however, will reflect many factors and cannot be predicted.  If Citigroup Global Markets Inc. makes a market in the notes, the price quoted by Citigroup Global Markets Inc. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of the notes that Citigroup Global Markets Inc. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of the notes as determined by reference to pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

If at any time a third party dealer quotes a price to purchase the notes or otherwise values the notes, that price may be significantly higher or lower than any price quoted by Citigroup Global Markets Inc.  See “—The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest” above.

There is no assurance that Citigroup Global Markets Inc. or any other party will be willing to purchase the notes and, in this regard, Citigroup Global Markets Inc. is not obligated to make a market in the notes.  See “—The notes may not have an active trading market” above.

The notes will be obligations of SEK.  No other company or entity will be responsible for payments under the notes.

The notes are to be issued by SEK.  The notes will not be guaranteed by any other company or entity.  No other entity or company will be responsible for payments under the notes or liable to holders of the notes in the event SEK defaults under the notes.  The notes will not be obligations of, or guaranteed by, the Kingdom of Sweden or any internal division or agency thereof.  The notes will not be issued by or guaranteed by Citigroup Global Markets Inc.  Neither the Kingdom of Sweden nor Citigroup Global Markets Inc. will have any liability to purchasers of the notes in the event SEK defaults on the notes.

Description of the Gold Price

General

Return on the notes, if any, will be determined by reference to the price of a troy ounce of gold generally known as the London PM Fixing.  We have derived all information regarding the London PM Fixing of gold price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

The London PM Fixing of gold price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time.  During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media.  As of August 1, 2008, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia – ScotiaMocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking and Barclays Capital.

You should refer to the preliminary pricing supplement related to this offering for additional information on the price of gold, including additional information on the London PM Fixing.

Historical Data on the Gold Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fixing of a troy ounce of gold, as reported by Bloomberg.  These historical data on the price of gold are not indicative of the future performance of the price of gold or what the value of the notes may be.  Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the notes.

	High	Low
	(U.S. dollars)
1999
Quarter
First	294.00	279.45
Second	287.95	258.15
Third	307.00	252.80
Fourth	325.50	276.10

2000
Quarter
First	312.70	275.75
Second	291.50	271.30
Third	287.65	269.50
Fourth	275.05	263.80

	High	Low
	(U.S. dollars)
2001
Quarter
First	272.50	256.25
Second	291.25	255.95
Third	293.25	265.10
Fourth	291.85	272.20

2002
Quarter
First	304.30	277.75
Second	327.05	297.75
Third	326.30	302.25
Fourth	349.30	310.75

2003
Quarter
First	382.10	329.45
Second	371.40	319.90
Third	390.70	342.50
Fourth	416.25	370.25

2004
Quarter
First	425.50	390.50
Second	427.25	375.00
Third	415.65	387.30
Fourth	454.20	411.25

2005
Quarter
First	443.70	411.10
Second	440.55	414.45
Third	473.25	418.35
Fourth	536.50	456.50

2006
Quarter
First	584.00	524.75
Second	725.00	567.00
Third	663.25	573.60
Fourth	648.75	560.75

2007
Quarter
First	685.75	608.40
Second	691.40	642.10
Third	743.00	648.75
Fourth	841.10	725.50

2008
Quarter
First	1011.25	846.75
Second	946.00	853.00
Third	986.00	740.75
Fourth	903.50	712.50

2009
Quarter
First	989.00	810.00
Second*	981.75	870.25

*up to June 24, 2009.

The London PM Fixing of a troy ounce of gold on June 24, 2009, as reported on Reuters Page “GOFO” and Bloomberg Screen “GOLDLNPM<INDEX>” was $933.50.

The following graph illustrates the historical performance of the prices of a troy ounce of gold based on London PM Fix thereof, as reported by Bloomberg, from January 4, 1999 through June 24, 2009.  Past movements of gold price are not indicative of future prices of gold.  Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the notes.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of $1,000 principal amount of notes based on various Ending Levels of gold. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

•                  Principal amount: $1,000 per note

•                  Starting Level: $900

•                  Principal Protection at Maturity: 90% ($900 per note)

•                  Maximum Supplement Return Amount: [ ]% of the principal amount per note

•                  Maturity: Exactly 2 years

•                  The notes are purchased on the issue date and are held through the maturity date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Supplement Return Amount, which, in turn, will depend on the actual Starting Level, Ending Level and maximum Underlying Return.

Hypothetical Ending Levels of Gold	Hypothetical Underlying Return Percentage(1)	Hypothetical Capped Underlying Percentage	Hypothetical Supplement Return Amount per $1,000(2)	Hypothetical Payment at Maturity per $1,000(3)	Hypothetical Return of the Notes
$500	-44.444%	0.00%	$0.00	$900.00	0.00%
$550	-38.889%	0.00%	$0.00	$900.00	0.00%
$600	-33.333%	0.00%	$0.00	$900.00	0.00%
$650	-27.778%	0.00%	$0.00	$900.00	0.00%
$700	-22.222%	0.00%	$0.00	$900.00	0.00%
$750	-16.667%	0.00%	$0.00	$900.00	0.00%
$800	-11.111%	0.00%	$0.00	$900.00	0.00%
$850	-5.556%	0.00%	$0.00	$900.00	0.00%
$900	0.000%	0.00%	$0.00	$900.00	0.00%
$950	5.556%	5.56%	$55.56	$955.56	0.00%
$1000	11.111%	11.11%	$111.11	$1,011.11	1.11%
$1050	16.667%	16.67%	$166.67	$1,066.67	6.67%
$1100	22.222%	22.22%	$222.22	$1,122.22	12.22%
$1150	27.778%	27.78%	$277.78	$1,177.78	17.78%
$1200	33.333%	33.33%	$333.33	$1,233.33	23.33%
$1250	38.889%	38.89%	$388.89	$1,288.89	28.89%
$1300	44.444%	44.44%	$444.44	$1,344.44	34.44%
$1350	50.000%	50.00%	$500.00	$1,400.00	40.00%
$1400	55.556%	50.00%	$500.00	$1,400.00	40.00%
$1450	61.111%	50.00%	$500.00	$1,400.00	40.00%
$1500	66.667%	50.00%	$500.00	$1,400.00	40.00%
$1550	72.222%	50.00%	$500.00	$1,400.00	40.00%
$1600	77.778%	50.00%	$500.00	$1,400.00	40.00%

(1)	Hypothetical Underlying Return = (Hypothetical Ending Level – Hypothetical Starting Level) / Hypothetical Starting Level

(2)

If the Hypothetical Underlying Return is greater than 0%, the Hypothetical Supplement Return Amount = $1,000 x Hypothetical Starting Level, provided that the Hypothetical Supplement Return Amount cannot be greater than $500 per note. If the Hypothetical Underlying Return is less than or equal to 0%, the Hypothetical Supplement Return Amount = $0

(3)	Hypothetical Maturity Payment per Note = $900+ Hypothetical Supplement Return Amount

Certain U.S. Federal Income Tax Considerations

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences particular to their situation.

Additional Considerations

Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the notes, either directly or indirectly. This includes employee benefit plans that are subject to the Employment Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.